

15047514



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 8-50449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRG Advisors Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6500 Sheridan Drive
(No. and Street)

Williamsville	New York	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Duggan   716-247-5019
                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park	Rochester	New York	14623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Paul S. Duggan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TRG Advisors, Inc.__ , as of __December 31__ , 20__14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Signature

President

Title

Damian P Weber
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRG ADVISORS, INC
FINANCIAL STATEMENTS
INTERNAL CONTROL REPORT
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2014

TRG ADVISORS, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
TRG Advisors, Inc.

We have audited the accompanying financial statements of TRG Advisors, Inc. (a New York State S corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TRG Advisors Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TRG Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of TRG Advisors, Inc's financial statements. The supplemental information is the responsibility of TRG Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rochester, New York

February 25, 2015

TRG Advisors, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	43,801
Commissions receivable		33,129
Accounts receivable registered representatives		47,801
Note receivable - related party		24,400
Total Assets	$	149,131

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$	27,273
Accounts payable and accrued expenses		13,127
Accrued payroll and benefits		2,672
Total Liabilities		43,072

Shareholders' Equity

Common stock, $1 par value; 20,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		9,900
Retained earnings		96,059
Total Shareholders' Equity		106,059
Total Liabilities and Shareholders' Equity	$	149,131

See accompanying notes to financial statements

3

TRG Advisors, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Revenue

Commission income	$	457,310
Investment advisory and management fees		501,108
Interest income		1,235
Total Revenue	$	959,653

Expenses

Commission expense	406,348
Payroll and related taxes	214,256
Professional fees	18,022
Dues and subscriptions	3,953
Employee benefits	21,318
Insurance expense	4,685
Office expense	3,586
Technology	24,521
Corporate travel	33,017
Equipment lease	10,908
Occupancy expenses	6,045
Regulatory and CRD fees	3,302
Miscellaneous expense	2,895
Marketing	294
Telephone	2,490
Total Expenses	755,639

Income before Provision for Income Taxes (State Franchise Taxes)		204,014
Provision for income taxes		231
Net Income	$	203,782

See accompanying notes to financial statements

4

TRG Advisors, Inc.
Statement of Changes in Shareholders' Equity
For The Year Ending December 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2013	$ 100	$ 9,900	$ 72,235	$ 82,235
Net income	-	-	203,782	203,782
Shareholder distributions			(179,958)	(179,958)
Balance December 31, 2014	$ 100	$ 9,900	$ 96,059	$ 106,059

TRG Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:

Net income	$	203,782
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation		-
Decrease (increase) in commissions receivable		(30,131)
Decrease (increase) in accounts receivable		(30,771)
Decrease (increase) in settlement receivable		
Decrease (increase) in restricted deposits		-
Increase (decrease) in commissions payable		10,246
Increase (decrease) in accounts payable		476
Increase (decrease) in litigation settlement		(14,995)
Increase (decrease) in accrued payroll		(6,160)
Total Adjustments		(71,335)
Net Cash Used In Operating Activities		132,447
Cash Flows from Investing Activities:		-
Repayments on affiliate loan		25,000
Net Cash Provided By Investing Activities:		25,000
Cash Flows from Financing Activities:		-
Shareholder Distributions		(179,958)
Net Cash Used in Financing Activities		(179,958)
Net Change in Cash and Cash Equivalents		(22,511)
Cash and Cash Equivalents - Beginning of Year		66,312
Cash and Cash Equivalents - End of Year	$	43,801

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for Income Taxes	$	231

See accompanying notes to financial statements

1. THE COMPANY

TRG Advisors, Inc. (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The company was incorporated in July 23, 1997 and is engaged in a single line of business as a securities broker dealer, primarily brokering agency transactions for mutual fund and annuity investments on behalf of its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables - Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables, and, as such, an allowance for doubtful accounts has not been established.

Income Taxes – The Company does not pay federal or state income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder, based on their respective ownership, and included in their respective income tax returns. The company does, however, pay minimum franchise taxes in each state in which it conducts business. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2014. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

7

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, amounts due from affiliate, and payables. At December 31, 2014, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2014, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. RELATED PARTY TRANSACTIONS

Related party transactions at December 31, 2014 were as follows: Amounts due from Touchstone Retirement Group in the amount of $24,400. This amount is payable on demand, and bears interest 2.5%, and premises rent in the amount of $6,000 was paid to Touchstone Retirement Group for common office space and administrative expenses.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $29,068, which was $ 23,068 in excess of its required net capital of $5,000 and a ratio aggregate indebtedness to net capital of 1.86 to 1.

6. INCOME TAX MATTERS

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements. However, the states in which the Company conducts business assess a franchise tax on the Company and these franchise taxes have been included in these financial statements.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

8. COMMITMENTS

The Company leases its office and storage space under an operating agreement that expires on . July 10, 2018. Total expense amounted to $6,000 for the year ended December 31, 2014.

8. COMMITMENTS (CONT.)

Beginning January 1, 2014, annual payments under this lease was reduced from $12,000 to $6,000 per year.

The company leases certain equipment under a 60 month operating lease, with monthly rental payments in the amount of $ $909.12, beginning December, 2011 and ends November, 2016.

The following is a schedule of future minimum payments required under the above leases:

	Total
2015	16,909
2016	16,000
2017	6,000
2018	3,000

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue, and has determined that any events or transactions occurring during this period that would require recognition of disclosure are properly disclosed in these financial statements.

TRG Advisors, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

1.	Total ownership equity from Statement of Financial Condition	$ 106,059
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	106,059
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	106,059
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(76,991)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	29,068
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 29,068

Continued on next page

TRG Advisors, Inc
Computation of Net Capital (Cont'd)
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,873
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 24,068
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 23,067

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 43,072
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 43,072
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	148%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by TRG Advisors, and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board   WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TRG Advisors, Inc.

We have reviewed management's statements included in the accompanying Report of Exemption Claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) TRG Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TRG Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the "exemption provision") and (2) stated that TRG Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TRG Advisors, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TRG Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rochester, New York

February 25, 2015

To the best of my knowledge and belief, TRG Advisors, Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the "exemption provision") for the entire year ended December 31, 2014.

To the best of my knowledge and belief, TRG Advisors, Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(i) throughout the entire year ended December 31, 2014 as described in paragraph (d)(4)(iii) of this section without exception.

Paul Duggan, President

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REQUIRED BY SEC RULE 17A-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3</u>

To the Board of Directors and Shareholders
TRG Advisors, Inc.

In planning and performing our audit of the financial statements of TRG Advisors, Inc. (Company) as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
Page 2

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, NY

February 25, 2015

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board   WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON AGREED UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
TRG Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by TRG Advisors, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the applicable amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the applicable amounts reported on Form SIPC-7 for the period from January 1, 2014 to December 31, 2014 noting no differences;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

Independent Auditor's Report on Applying Agreed-Upon Procedures
Related to the Company's SIPC Assessment Reconciliation
Page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, NY

February 25, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1844**********************MIXED AADC 220
050449   FINRA   DEC
TRG ADVISORS INC
6500 SHERIDAN DR STE 110
AMHERST NY 14221-4845

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (Item 2e from page 2) $ 2080

   B. Less payment made with SIPC-6 filed (exclude interest)   (950)

   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1131

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1131 Ck 7401 2/1/15

   H. Overpayment carried forward $(—   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
  Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 959,453

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   127,541

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions   127,541

2d. SIPC Net Operating Revenues $ 832,112

2e. General Assessment @ .0025 $ 2,080

(to page 1, line 2.A.)

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